Exhibit (a)(5)(ii)
5551 Corporate Boulevard
Baton Rouge, LA 70808
Lamar Advertising Company Announces Completion of
Tender Offer For 2 7/8% Convertible Notes Due 2010 — Series B
Baton Rouge, LA — April 20, 2009 — Lamar Advertising Company (NASDAQ: LAMR), a leading owner and operator of outdoor advertising and logo sign displays, today announced that it has completed its tender offer to purchase for cash any and all of its outstanding 2 7/8% Convertible Notes due 2010 — Series B.
The tender offer for the notes expired at 12:00 midnight, New York City time, at the end of April 17, 2009. The depositary for the tender offer has advised Lamar that an aggregate of $153,633,000 principal amount, or approximately 53.5%, of the outstanding notes were validly tendered in the tender offer and not validly withdrawn prior to the expiration of the tender offer. In accordance with the terms of the tender offer, Lamar accepted for payment $153,633,000 principal amount of notes at a purchase price of $920 per $1,000 principal amount of notes, plus, with respect to such notes, all accrued and unpaid interest up to, but not including, the payment date for notes validly tendered and accepted for payment, which is expected to be April 20, 2009.
Pursuant to the terms of the tender offer, notes not tendered, or tendered and validly withdrawn, in the tender offer will remain outstanding, and the terms and conditions governing the notes, including the covenants and other provisions contained in the indenture governing the notes, will remain unchanged.
The dealer managers for the tender offer were J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC. Global Bondholder Services Corporation acted as depository and information agent in connection with the tender offer. Any questions regarding the tender offer should be directed to Global Bondholder Services Corporation, whose address and telephone number are as follows:
Global Bondholder Services Corporation
65 Broadway — Suite 723
New York, New York 10006
Holders call toll-free: (866) 857-2200
Banks and Brokers call: (212) 430-3774
Fax: (212) 430-3775
This press release is for informational purposes only and shall not constitute an offer to purchase nor a solicitation for acceptance of the tender offer described above. The tender offer is being made only pursuant to the Offer to Purchase, as amended, Letter of Transmittal and related materials that Lamar filed with the SEC as exhibits to its Schedule TO, as amended. Holders of notes can obtain a copy of the Offer to Purchase, Letter of Transmittal and other tender offer related materials free of charge from the SEC’s website at www.sec.gov or from the information agent, as described above.
About Lamar
Lamar Advertising Company is one of the largest outdoor advertising companies in the United States based on number of displays and has operated under the Lamar name since 1902. As of December 31, 2008, Lamar owned and operated approximately 159,000 billboard advertising displays in 44 states, Canada and Puerto Rico, approximately 100,000 logo advertising displays in 19 states and the province of Ontario, Canada, and operated over 29,000 transit advertising displays in 17 states, Canada and Puerto Rico. Lamar offers its customers a fully integrated service, satisfying all aspects of their billboard display requirements from ad copy production to placement and maintenance. Lamar’s corporate headquarters is located in Baton Rouge, Louisiana.
Forward-Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties, including statements concerning Lamar’s expectations regarding the timing for its payment for notes accepted for payment pursuant to the tender offer. Lamar is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.
Contact:
Lamar Advertising Company
Keith A. Istre, 225-926-1000
ki@lamar.com